Exhibit (a)(1)(J)
FORM OF REMINDER COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
ABOUT THE OPTION EXCHANGE PROGRAM

Date:
To:	Eligible Optionholders
From:	Endwave Corporation
Re:	Reminder About Option Exchange Program
The exchange offer for all eligible option grants is currently open and available to all eligible optionholders. As previously communicated, the exchange is scheduled to close at 5:00 p.m., Pacific Time, on February 6, 2008. Remember, if you wish to participate and have not done so already, you must ensure that we receive your properly completed and signed Election Form prior to 5:00 p.m., Pacific Time, on February 6, 2008.
You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form or other documents relating to this exchange offer) to Theresa Medina at 130 Baytech Drive, San Jose, California, 95134, or by calling (408) 522-3141 or sending an email to theresa.medina@endwave.com.